THE CO-OWN CO.

URBAN CO-LIVING

BUSINESS PLAN

PRESENTED BY JASON LEWISTON

invest@co-ownco.com

TABLE OF CONTENTS

EXECUTIVE SUMMARY

The Co-Own Company (the 'Company') was formed to develop, sell, and service co-owned housing in urban and university neighborhoods, providing accessible ownership options in popular co-living formats.

The Company will sell units under a co-operative form of ownership, using co-op shares to conveniently allocate residences among multiple owners. Senior housing co-ops have thrived for decades – we are simply expanding the concept to all ages. The individual ownership shares can be sold at market rates at any time the owner desires. As part of our ownership coordination services the Company will establish an exchange on our website so that share buyers and sellers can quickly find each other.

The residences we develop will be single family houses, duplexes and townhouses. We have attached sample plans of these forms. Co-Own Company developments will follow existing zoning laws. The Company will not seek nor require re-zonings.

Co-Own Company projects will be developed on well-located infill sites ('Infill' is the re-use of already developed land, where streets, schools, transit, and infrastructure already exist). Each share will give the owners the right to live in a new, net-zero energy, infill residence, walkable to transit, shops, restaurants, and schools.

All of our residences will be built with the latest technology, energy efficient products, highest indoor air quality, and we will always install on-site solar panels for a net-zero energy building. We will also provide shared electric cars on site that can be reserved through a transit company partner. Reducing transit pollution and costs by eliminating individual car ownership is another important goal of our target buyers.

Bylaws will set rules that ensure a good living experience, and will draw on established co-operative housing protocols. The Company will provide furniture, kitchen supplies, and even optional maid service to allow for enjoyable, organized co-ownership.

We will start development in the Denver area in 2021, and quickly expand to cities where Millennials, and college families, would like to build equity through ownership. Each city will have a central sales center, in a well located shared office space. We will advertise under www.Co-OwnCo.com, and 833-CoOwnCo. The Company will list our homes on the local multi-list, and cooperate with outside brokers.

The Co-Own Company seeks to raise $10.5M from investors for its first year of operation. This includes $1M in "Go To Market" Convertible Promissory Notes (that can be converted to shares upon a Qualified Financing event) on Wefunder, and $9.5M in Series A 18% Debenture Units. The remainder of the capital stack is projected to be $21.24M in FHA Section 213 Co-Operative Housing Loans. The investor capital raised will, in the opinion of management, be sufficient to secure FHA financing and complete the first year Denver projects.

After the successful launch of Denver projects, in subsequent years we will expand into other American cities with similar housing needs, in the South, West, East and North, i.e. Miami, Palo Alto, Boston, and Ann Arbor, building proven designs in a new market each year. In our second year the Company will raise up to $50M to fund the equity portion of these projects, through a Regulation A+ offering.

Year 1 Denver

Year 1 Denver			Notes*
Total Project Proceeds	$	37,440,000	1
Total Project Costs	$	31,574,385	2
Profit before Interest on Investor Equity	**$**	**5,865,615**	3
Revenue from Share Closings	$	16,200,000	4
Debt (40 Year)	$	21,240,000	5
Total Revenue	**$**	**37,440,000**	1
Revenue from Share Closings	$	16,200,000	4
Equity	$	(10,334,385)	6
Profit before Interest on Equity	**$**	**5,865,615**	3
Profit before Interest on Investor Equity	$	5,865,615	3
Interest on Investor Equity	$	(2,241,376)	7
Net to Co-Own Co.	**$**	**3,624,239**	8

Total Cost Breakdown (Note #2)

Pre-Development	$	820,000
Fees	$	773,000
Marketing & Sales	$	991,800
Land	$	7,070,000
Permits	$	620,000
Building	$	19,349,825
Financing	$	1,100,160
Working Capital Reserves	$	849,600
Sub Total of Costs	**$**	**31,574,385**

Please Note: All financial projections in the Business Plan represent estimates of the Company. They are not guaranteed in any way.

*See Below

1. Projected total project proceeds of $37.44M in 2021 consists of (i) aggregate proceeds of $16.2M received from the sale of the shares purchased by the owners, plus (ii) the total amount of FHA Section 213 loans received from HUD, i.e., $21.24M.
2. The projected total project costs include all of the soft and hard costs necessary to build the Year 1 projects in Denver. The list above (right) details these costs.
3. Total projected profit (before Interest on Investor Equity) is $5.87M (projected project proceeds of $37.44M – projected project costs of $31.57M = project profit of $5.87M.
4. The projected revenue of $16.20M from share closings represents the projected aggregate value of the co-op shares for the Company's 2021 Denver projects at the time of the closing of those shares (upon completion of the buildings).
5. The long term debt on the projects are FHA Section 213 Co-Operative Housing Loans. These loans will serve as construction loans during the construction phase of the projects, and then become the permanent 'blanket' loans covering the projects after completion.
6. The Company intends to raise approximately $10.34M in equity from private investors to cover project development costs for the first year Denver projects.
7. As indicated above, the return on the $10.34M investment that the private investors can expect will be:
   on the "Go To Market" $1M, 8% compounded over 2 years, or shares in the company if a Qualified Financing event occurs,
   and on the Series A 18% Debenture Units, 18% annualized for 15 months, or 22.5%,
8. After approximately $2.24M in interest is paid to the investors, the Co-Own Company will retain the remaining $3.62M.

Pro Formas (Projected Results Over a 5 Year Period Starting in January 2021) *in millions

	2021	2022	2023	2024	2025
Revenue	$37.44	$74.88	$112.32	$149.76	$187.20
Expenses	$31.57	$63.15	$94.72	$126.30	$157.87
Net Profit	$5.87	$11.73	$17.60	$23.46	$29.33
Cities	• Denver	• Denver • Miami	• Denver • Miami • Palo Alto	• Denver • Miami • Palo Alto • Boston	• Denver • Miami • Palo Alto • Boston • Ann Arbor

5 Year Projected Results

Please Note: All financial projections in the Business Plan represent estimates of the Company. They are not guaranteed in any way.


Revenue
Expenses
Net Profit
$37.44
$31.57
$5.87
$74.88
$63.15
$11.73
$112.32
$94.72
$17.60
$149.76
$126.30
$23.46
$187.20
$157.87
$29.33
2021
2022
2023
2024
2025

COMPANY OVERVIEW

The Co-Own Company was formed in 2020 in Denver, Colorado.



MISSION STATEMENT

The mission of the Co-Own Company is to increase access to quality housing by developing, selling, and servicing co-owned housing in urban and university neighborhoods, on well-located infill sites. We focus on cities where highly restrictive zoning and/or strong demand has raised home prices out of the reach of the middle class. The Co-Own Company will pursue all development opportunities responsibly and with integrity, for the benefit of our investors, partners, owners, employees, company, and the community.

INITIAL PROJECTS

Our first projects will be in highly desirable central Denver neighborhoods.

The Company will start by pre-selling and building our "Single Family Home" model, using funds raised on the $1M "Go To Market" Wefunder raise. This is a model that can be built in single family neighborhoods across the United States. It will be a market disrupter.

Project 2: Holly Street Townhomes (227 S. Holly Street, Denver): Holly Street will be 6 townhomes, 4 bedrooms/bath suites each, or 24 shares total.

Holly Street will be an all masonry traditional townhouse design with state of the art energy features, and optimal quality indoor air and water systems. The units will be approximately 2,700 square feet each. Shares will cost $150,000 each (please see Financials Section 12).

Project 3: Monaco Street Townhomes (901 S. Monaco Parkway, Denver): Monaco Street will be 18 town-houses, 4 bedrooms/bath suites each, or 72 shares total. All units are approximately 2,800 square feet. Shares will cost $100,000 each.

The Company will also build another single family home, and two duplexes in Denver, in 2021.







Holly Street Townhome Renderings

COMPANY OFFICERS



Jason Lewiston

Our principal is Jason Lewiston, who has been in the real estate business for almost 30 years, as a broker, developer, and general contractor. He has built over 1,000 houses and apartments, and served as a broker for hundreds of transactions. Jason has years of knowledge regarding infill development, and feels very strongly that we need density and clean mass transit in our developed areas to protect the environment for future generations.

Jason was born and raised in the Detroit area and attended business school at the University of Michigan. He now lives in Denver.

Dmitrii Zavorotny



Our Technology Officer is Dmitrii Zavorotny. Dmitrii has been a technology entrepreneur and software developer from a young age. He has worked as a database developer and data analyst for the past 10 years leveraging data science, analytics, and machine learning to help make smart business decisions. He has been a community advocate for smart, sustainable growth in the Denver metro area for the past 5 years.

Dmitrii was born in Moscow, grew up in the Denver metro area and attended the University of Colorado. He now lives in Denver.



Sarah Wells

Our Director of Sales is Sarah Wells.

As a long time co-op resident herself, Sarah is uniquely qualified to be the Director of Sales for the Co-Own Company. Sarah began her foray into real estate in 2015, when she co-founded the Queen City Cooperative, a cooperative in the Capitol Hill neighborhood of Denver. A leader in cooperative housing both locally and nationally, Sarah also serves as board President for the Boulder Housing Coalition and on the board for NASCO Development Services, a national housing group focused on creating more cooperative housing.

Chelsea DeFelice



Our Head Designer is Chelsea DeFelice.

Chelsea attended The Art Institute of Colorado, where she studied commercial design (i.e. restaurants and hotels). After graduation, Chelsea turned her attention to kitchen and bath design and enjoyed a stint in furniture and space planning for Ethan Allen. She went on to designing basements “from scratch” and privately consulting. “From selecting paint to drawing a building, my job is to ensure the project is done when it needs to be done.”

Today, DeFelice is a mom and an industry pro of 12 years.

KEY ADVISORS



Raymond Burrasca

Ray is a key financial advisor and attorney for the Co-Own Company. Ray has more than 40 years of great success in corporate finance-related positions, including private equity (venture capital, angel financing, mezzanine financing, leveraged buyouts, financial restructuring and re-engineering), commercial paper, large-scale bank financings, SEC reporting and Sarbanes-Oxley compliance. Ray is an expert on Regulation A+ offerings.

Hugh Jeffers



Hugh is a Vice President of Centennial Mortgage. Hugh has 25 years of experience originating FHA loans. His expertise is in cooperative housing and he serves on the board of the National Association of Housing Cooperatives. Prior to Centennial, he worked for Love Funding, Bellwether Enterprise, Arbor Commercial Mortgage and managed the affordable housing team at the National Cooperative Bank. He holds a bachelor's degree from Lafayette College and a master's degree from NYU's Stern School of Business.



Gosia Kung

Gosia is an architect with KTGY Architecture and Planning in Denver. She earned an architecture degree in her native Poland. She brings 25 years of experience in architecture and urban design along with 10 years of community leadership and executive nonprofit management. Gosia specializes in "missing middle" and affordable housing policy and design. She serves on the Denver Planning Board. Gosia established Colorado's first successful pedestrian advocacy organization, WalkDenver, and is a nationally recognized spokesperson for walkable cities.





Jeff Dawkins

Bruce Roberts

Jeff and Bruce are longtime residential and commercial architects from the Detroit area. They both have extensive experience in infill projects, custom homes, site planning and site design. Bruce is also a custom furniture maker.

ARCHITECTURE AND FEATURES

Our architects have designed single family house plans, duplex and townhouse plans that can be built under current zoning laws in our target markets.

The Co-Own Company uses traditional brick exteriors appropriate for infill buildings in older neighborhoods. It also provides for a maintenance-free exterior that will last hundreds of years, and assure our buyers that we provide high value.



Single Family Home Exterior Rendering

The most important feature of our residences is that they provide private bedroom(s) + bath suites and coffee bars for each owner, in addition to full access to shared living rooms, dining areas, co-working space and outdoor amenities. In contrast, existing post World War 2 housing is not easily adaptable to co-ownership among adults, given original design limitations.

Additionally pre-1980 houses leak about 80% of their conditioned air every hour. Since heating and cooling air consumes about 50% of home energy use, these houses are terribly inefficient (and almost always rely on fossil fuel energy). Comparatively speaking, our new units will have the highest energy efficiency and indoor air quality. This is **very** significant to our target buyers.

Along with electric plugs in our parking lots, using solar panels to charge electric cars, we can offer a 'net-zero' lifestyle that will become increasingly important as the climate crisis worsens.







Duplex Exterior Rendering

Some of our features include:

- Shared on-site electric cars, powered by solar energy.
- Fenced-in yards - your pup will safely enjoy the sunshine.
- A backyard playground (when appropriate).
- Exposed, open web steel trusses and a floor-to-floor shaft that allows for quick technology updating.
- **STATE-OF-THE-ART energy efficiency and indoor air quality**:
    - Many walls will be an exposed brick – with double width construction (on townhouse exteriors) that helps block heat and noise transfer.
    - Solar photovoltaic panels (3kWh + array per unit). Your electrical panel will draw power from the panels first and use grid tied power only when necessary. These panels should provide most of your electrical power – cleanly and inexpensively.
    - Exterior 220 plugs for electric car charging.
    - High efficiency electric water heaters.
    - High efficiency electric VRF heating and cooling systems.
    - Energy efficient appliances including low water front-loading washing machine.
    - Energy monitoring systems.
    - Ceiling fans and LED lighting throughout.
    - Underfloor heating systems in the basement – your feet will be warm in winter.
    - Terrazzo concrete floors throughout (you really don't want to know what you've been breathing in from your carpet).
    - Low VOC finishes throughout, including low VOC cabinets, finishes and paint.


PATIO
11x6
BRM
15x15
KITCHEN
PRIVATE
LIVING
12x14
SUITE 2
SUITE 3
DINING
15x15
SIDEWALK
SIDEWALK
PORCH
7x21
PRIVATE
LIVING
12x14
BRM
10x12
BRM
11x11
PATIO
11x6
PROPERTY LINE
FENCE
TRASH/RECYCLING
GRILL
PATIO
PLAY
GROUND

Duplex Ground Floor Plan

MARKET OPPORTUNITY

A PERFECT STORM

There is a seismic shift in the real estate market that has been occurring over the past several years. This is due to a number of factors, the principal one of which is the emergence of the Millennial generation and their maturation into full adulthood.

Millennials currently make up the largest share of homebuyers, according to the National Association of Realtors. However, the generation's homeownership rate is lower than that of their parents and grandparents at the same age, a report by the policy research group Urban Institute found.

Additionally, to a greater degree than prior generations, this new generation, on balance, places a higher importance on social interaction and embraces progressive values like racial and ethnic equality and diversity, environmental protection, and an urban, rather than a suburban or rural, lifestyle.

And even though Millennials have become adults during a time of consistently low interest rates, their barrier to entry into the real estate market has been high. In 1970, the average age of a first time homebuyer was 25, as opposed to now, with an average age of 34. Millennials are having to wait significantly longer to make their first real estate investment. One observer of the current scene explains it quite simply as a perfect storm.

"While research suggests Millennials are even more interested in buying homes than their parents, they are slower to buy due to a set of financial challenges, which include insecure career paths coupled with lack of high-paying jobs, and excessive student loan and credit card debt, and, as a consequence, the inability to save up for a down payment. Add to that, the fact that wages have been pretty stagnant, on average, over the last 15 years, all while the cost of living, education and housing has skyrocketed, and you have a perfect storm."

–Megan Gorman "How Millennials Are Revolutionizing the Home Buying Process", Forbes, August 31, 2019.



Additionally, many of those who are both interested in home ownership and can afford to buy are seeking smaller homes and want urban properties that suit their lifestyle and include additional amenities such as yards for pets or space for organic gardens. Location preferences have also changed and, consistent with their views on the environment, and the need to protect it against additional assault, Millennials want to live in a walkable city and near public transportation.

Thus, despite the current and ever-growing demand for housing, the simple truth is that for the vast majority of these Millennials, the traditional model of home ownership (i.e., a fenced single family home in the suburbs, isolated and cut-off from neighbors) is neither affordable nor desirable.

UNAPPEALING OPTIONS

There are a number of alternatives to the homeownership solutions being offered by the Co-Own Company. However, each of them comes with their own severe limitations, making them unattractive to the target audiences to which the Company's projects are directed.

These alternatives include:

1. Traditional single family homes in rural areas: This is not an option for anyone in the Millennial generation who wishes to be upwardly mobile. Here's an excerpt from an article by an "older" Millennial (age 35 at the time of writing), about why this is so:

"Since the Great Recession, the "good" jobs—secure, non-temp, decent salary—have concentrated in cities like never before. America's 100 largest metros have added 6 million jobs since the downturn. Rural areas, meanwhile, still have fewer jobs than they did in 2007. For young people trying to find work, moving to a major city is not an indulgence. It is a virtual necessity."

–Michael Hobbes, "FML: Why Millennials are facing the scariest financial future of any generation since the Great Depression", Highline: HuffPost.

2. Traditional single family homes in suburban areas: The average single Millennial, based both on their own experiences growing up in suburban homes, as well as their own personal tastes, have little interest in suburban living; they cannot afford the lifestyle, they do not want a long commute to work and they want their lives to present as small a carbon footprint on the environment as possible. Nor do they seek racial segregation – in fact they abhor it. Suburban living is the antithesis of all that.

While both Boomers and Gen-Xers are familiar with this type of lifestyle and, for the most part, at one or more times in their lives have embraced it without reservation, for the less fortunate among them due to changing circumstances, resulting in downward mobility, this type of homeownership is no longer an option. Some of these adverse changes have been occasioned by divorce, some by unanticipated job loss or medical emergency and some by other difficulty that may have befallen them at one point or another during the course of their lifetimes. In addition, with suburban headquarters closing and more jobs offering remote options, the suburbs present a less than ideal location for workers.

3. Single family homes in urban areas: Single family homes in urban areas have been unaffordable for everyone other than the ultra-rich since at least the 1980's. This would not be an option for any of the Co-Own Company's targeted audiences.

4. Rental units in multi-family apartment buildings in urban or suburban areas: This is where the real crunch is today. Escalating real estate values, and accompanying increases in rents are making this option less and less affordable for a greater and greater portion of the target audience. Those that do rent never build equity even as they pay these high amounts.

5. Home rentals in suburban areas: This option is also becoming increasingly unaffordable. After the Great Recession of 2008, many residential properties previously owned by private individuals were converted into rental properties by large private equity firms that swallowed up whole portfolios of these foreclosed properties, with no intention to return them to the market as properties available for purchase. This has contributed to the shortage of housing available for purchase in suburban areas and has pushed up the prices of the fewer available properties for those who wish to own the real estate they live in.

6. Traditional condominium apartments in urban or suburban areas: The problem with living in large condominium complexes is the large amount of expense that needs to be incurred with respect to upkeep. As more and more of the newer condominium complexes included more and more amenities (their own golf courses, concierge services, community centers, gyms and other amenities), the cost of those amenities, as well as the upkeep associated with maintaining them on an ongoing basis have pushed monthly HOA fees into the stratosphere. This coupled with non-professional management by a select few of the more affluent owners, have made living in such complexes less and less affordable and more and more intolerable.

7. Public, subsidized housing: Subsidized public housing has been, perhaps, the most glaring example of the failures associated with Lyndon Johnson's 'Great Society' legislative push.

MARKET OPPORTUNITY

Poor families, trapped in slowly deteriorating buildings with little or no active or concerned professional management in place and plagued with political and bureaucratic wrangling about how to address the problems created by these projects, has led to intolerable situation for those individuals and families condemned to live in them.

None of the individuals the Co-Own Company is targeting as prospective customers would, if given any other alternative, chose this option for themselves.

8. More traditional forms of shared-equity homeownership: The problems associated with 'traditional' shared equity models are discussed below.

THE SHARED EQUITY MODEL

Historically, the question of 'should I rent or buy' is one that most Americans weigh when entering the housing market for the first time. There is a third way that is more suited to the personalities and lifestyle requirements of this generation: the shared equity model, an arrangement under which owners share ownership of a property. Traditionally, this model included co-ops, community land trusts, below-market-rate programs tied to inclusionary zoning, and resident-owned communities of manufactured homes. All of these were alternative forms of ownership that provided benefits that traditional markets could not, such as long-term housing affordability and the ability for low and moderate-income families to build equity. However, as implemented in the past, these variants of the shared-equity model faced numerous organizational and financial challenges.



PROBLEMS WITH TRADITIONAL CO-OWNERSHIP ARRANGEMENTS

When it comes to unit co-ownership in a multi-family building, the problems with the traditional shared-equity model included:

- One Mortgage for Multiple Owners: If multiple people want to buy a home together, with one mortgage, as soon as one wants to sell their share, the entire mortgage must be replaced with a new one, with all of the concomitant time and costs involved. This of course creates great uncertainty, especially when the situation can occur randomly.

- Limited-equity arrangements: These arrangements prevent a selling co-owner from retaining all of the market appreciation associated with their allocable share of a co-owned unit; instead, a portion of the gain was required to be retained for the benefit of the remaining co-owners. This prevented households who entered such arrangements from earning as much equity as their peers in the private market, leaving them with a smaller nest egg and making it harder to compete in the private market in the future.

- Lack of experienced management: While the sense of community that shared-equity housing instills can be invaluable, self-management is an unavoidable headache. It requires a high degree of competence from non-professionals. Since most people do not have strong volunteerist sensibilities, many projects in the past failed, precisely because of the lack of competent, professional management.

- Lack of available project financing/Over-reliance on Subsidy: Many of the co-ownership projects of the past were tied to creating more affordable housing for the underprivileged and financially-deprived households. Given (i) the nature of the target audience (i.e., individuals and entire households with financially-risky credit profiles), (ii) the scrutiny to which proposed projects were subject under the legal and regulatory regimes created by the sponsoring NGO and governmental bodies, and (iii) the poor management and lack of oversight to which these projects became subject once completed, banks and other investors began to avoid such projects in droves.

Because of these problems and others, historically 'traditional' shared-equity homeownership programs represented, and still represents, just a tiny slice of America's current housing stock. However, current trends in the housing sector are making shared-equity a much more viable option. It is this current trend, and the many new developments that are occurring in the housing market in general, that will change the current dynamic, a change in which the Co-Own Company intends to fully participate.

The Co-Own Company has created a model which avoids the problems of the past.

OUR SOLUTION



The Co-Own Company has fashioned a new model, one which will ensure project viability and long-term, prosperous and sustainable co-ownership, by building on the more positive attributes of the traditional shared-equity model. This new approach has resulted in the creation of a brand that satisfies both the financial needs and lifestyle desires of the current generation of homebuyers.

This new approach to the shared-equity model includes the following features:

- **New Build, Infill Sites:** Projects will consist of brand new co-owned housing units in urban and university neighborhoods, on well-located infill development sites, walkable to transit, shops, restaurants, and schools.
- **No Subsidies, No Strings Attached:** There will be a concerted effort to minimize both NGO and governmental involvement in project development. By doing so, this eliminates the burdens imposed by a legal and regulatory structure that can overburden and ultimately undermine the viability of a project over the longer term. The Co-Own Company will build market rate housing that conforms to the current zoning. No subsidies asked for, no fights about approval.
- **Cooperative Shares:** Units will be sold under a cooperative form of ownership, using co-op shares to conveniently allocate units among multiple owners. Each share will give the owner(s) the right to live in a new, net-zero energy, infill residence.
    - The co-op shares can be sold at market rates at any time the owner desires at whatever price the owner can obtain.
    - An exchange will be established on the Co-Own Company website so that buyers and sellers of shares can quickly find each other.
- **Professional Support:** Professional coordination and maintenance services from the Co-Own Company will be put in place prior to project completion and sale. Monthly fees will ensure that the unit are maintained at the highest quality possible, benefitting nor only the owners, but their neighbors, and the community at large.
    - Bylaws initially established by the Co-Own Company will set rules to allow for an enjoyable and profitable living experience.
- **Move-In Ready:** As part of the package, the Co-Own Company will provide furniture, kitchen supplies, and optional maid service to allow for a smoother and more organized co-ownership experience.
- **Down Payment Assistance: The Co-Own Company will have a program where Owners can borrow up to $10,000 of the down payment from the Company, with interest only payments until a subsequent sale, thus eliminating a significant barrier to home ownership for Millennials, i.e. coming up with the down payment.**

TARGET MARKETS

Geographically, the Company's target markets are high demand urban and university areas across the United States, where highly restrictive zoning and/or strong demand has raised house and apartment prices out of the reach of the middle class.

In university settings, we will obtain sites walkable to campus, where a student could live for three or four years and see a much better financial outcome versus renting, while at the same time enjoying a beautiful, brand new home.

In urban areas the Company will focus on 'in-town' sites near employment centers, mass transit, shops, schools, entertainment, services, and parks. Focus will be on underutilized 'infill' sites (where the land has been developed previously). Since this is already developed land, these sites will be as small as 50' wide x 125' deep (.14 acres), up to, perhaps, several acres.

Opportunities to pursue amalgamation of sites by purchasing from adjacent owners will be vigorously pursued. Through its Principle, Jason Lewiston, the Company has available to it many years of experience in infill development and amalgamations, specialties which are very different from greenfield development as now practiced by most major builders.

Since large builders focus, for the most part, on greenfield land, there is a great opportunity to develop infill sites while facing manageable competition. High volume, nationwide builders simply do not significantly compete in infill development.

The Company does not expect most of its building sites to be listed for sale with a broker.

Unlike large suburban multi-family projects, the Company is not looking to provide a lot of on-site amenities in a 'self-contained' community. Rather the prospective buyers will be those type of individuals who want to live in an urban environment and interact with the city, walking to parks, gyms, entertainment, and shops.

In some urban markets we would expect our townhouse land prices to start at $100,000 per townhouse, ranging to $1M per townhouse in very expensive areas such as Palo Alto. We expect our single family house and duplex sites to range from $500,000 to $1M + in other cities.

After starting in Denver in 2021, the Company intends to expand to an additional city per year, with Miami in 2022, Palo Alto in 2023, Boston in 2024, and Ann Arbor in 2025.

OUT OF THE SUBURBS


Percent of US citizens
living in urban locations
Percent of US citizens
living in rural locations
80%
70%
60%
50%
40%
30%
20%
10%
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010

*Soure: Alan Greenblatt, "Rural Areas Lose People But Not Power", Governing.com, April 2014

TARGET BUYERS

There are several specific buyer groups to which marketing of the Co-Own Company's projects will be directed. They are:

- Professionally-oriented Millennials in the household formation stage of their lives with good employment prospects;
- University families; and
- less affluent (*but not* destitute or impoverished) Boomer and Gen Xers who have either never acquired or no longer own single family homes, and are hopeful of owning rather than renting in an urban area.

MILLENNIALS

General characteristics: The Millennial Generation (or Generation Y as they are frequently known) are those people born between 1980 and 2000. This generation includes more than 75+ million people in the United States. Millennials make up about 40 percent of the U.S. workforce. However, over the next two decades that percentage will grow to approach that of the Baby Boomers in their prime.

Target Millennials: Our target Millennial is a well-educated, upwardly-mobile, financially-comfortable individual, with decent job prospects and at least some savings (or small inheritance or provision from their parents) who, because of the high-cost of housing and their excessive student debt are simply not able to compete in the market for single family dwellings, either in an urban or suburban setting. Also in this group are those Millennials who want to remain in the city, even as they raise a family, but who simply could never afford the asking prices for currently available for-sale urban housing.

UNIVERSITY FAMILIES

Rent in university towns is notoriously expensive, since there is a captive audience of students who have to live within walking/biking distance of the school. After a freshman year in the dorms, many students pay $1,000+ a month rent for a room, often in a rundown house, for the next 3 to 4 years.

The Co-Own Company will offer ownership shares for students to share a new townhouse, each with a private bedroom/bath suite, and a chance to build equity, and recoup a significant amount of cost upon sale to the next round of students. The monthly Association fees will allow for worry free ownership.

LESS AFFLUENT GEN-XERS AND BOOMERS:

Gen-Xers - General Characteristics: Generation X (i.e., people born between 1965 and 1980) sometimes are referred to as the misunderstood generation. Perhaps more important than anything else, Gen-Xers witnessed their parents' experiences with corporate downsizing and restructuring in the 1970s and '80s. While they value flexibility, work/life balance and autonomy on the job, they have suffered as companies began outsourcing jobs to employment agency and contract firms and converting employees into independent contractors without benefits or paid personal time off.

Boomers - General Characteristics: The Baby Boomers (i.e., people born between 1945 and 1964) did not experience the same difficulties as the generation prior to them (i.e., the so-called "Greatest Generation"). They grew up during a time of great economic growth and prosperity. However, this generation also suffered through the corporate downsizing and restructuring of the 1970's and '80s, which left an impact on them as well as their children (see description of the Gen-Xers above). While many members of this generation continue to be affluent and live in traditional single family homes, there are many who suffered job losses, have incurred significant medical expenses and have been displaced from the lifestyles that they once enjoyed.

Target Gen Xers and Boomers: Our target Gen-Xer or Boomer is a member of either generation who has grown up in a suburban setting, who's experienced life's ups and downs in a significant way and has ended up on the less than affluent side of it, but who is far from being destitute or generally impoverished. They either have a small, but decent, amount of savings, are currently renting, and are looking for a way to create more security in their lives. The target audience for these two generations also consists of those more affluent individuals who do not have enough money to afford their own single family dwelling in the city, but nevertheless stubbornly insist on having the lowest possible carbon footprint possible (eschewing anything to do with a suburban-style life), desire an urban life with all of its cultural and entertainment amenities, and prize their ability to have a more active lifestyle than would be the case if they chose a suburban or rural type of setting in which to live.





SHARED CARS / TRANSIT

There is an established model for the use of shared on-site vehicles at multi-family projects (1).

For our Denver projects (and future cities), we are not seeking to reduce the required number of parking spaces at our developments and the Company intends to follow all zoning requirements, including parking. However we intend to use some of those spaces for shared vehicles. We will arrange for electric cars from a 3rd party leasing company (such as Envoy) for our owners. The vehicles will always be returned to the development for exclusive use by our residents.

The largest obstacles to these shared electric car programs have been dedicated charging stations and pick-up distance from your location. By having these cars in our parking lots, utilizing spaces with charging stations, we solve these challenges.

Our owners want transit convenience and to use as little fossil fuels as possible, goals furthered by the car program. Our residents will inherently understand the benefits of paying for use of a car only as needed, rather than owning one that sits idle 23 hours a day. Further, by powering the electric car with on-site solar panels, it truly becomes clean energy transit. Additionally, the Co-Own Company will always endeavor to build within walking distance of high quality bus and train transportation.

(1) https://issuu.com/urbanlandmagazine/docs/ulsummer19_full?fr=sOGFhNjIxNzQ5Mg pages 64 to 68





MARKETING AND SALES PLAN

The Co-Own Company will sell ownership shares through its own licensed salespeople, and list the shares for sale on the local multi-listing service. The company will pay cooperative fees to outside brokers of 3% of the share prices, and we estimate that 50% of sales will include such a broker.

The Company will use a variety of advertising channels, with the goal of driving interested buyers to our website, and then contact and meet with our salespeople.

The Company will lease office space in shared offices, in location(s) near our projects, where our sales-person can meet with potential buyers and/or their brokers.

We will have virtual walkthroughs of our residences on computer, floor plans, sample boards of mate-rials, sample fixtures, and mechanical systems demonstrations to touch and learn about. And copies of all of the documents that will need to be signed by a prospective purchaser of a unit.

The Co-Own Company will budget about 2.5% of revenue to sales and marketing, consisting of 1% for advertising and displays, 1% for our salespeople, and about .5% for outside brokers.

For the Year 1 developments in Denver, the sales and marketing budget will be $991,800, or about $8,000 per ownership share.



Holly Street Townhome Building Rendering

TECHNOLOGY PLAN

The Company's target buyers are avid mobile device users. Consequently, the Company's website will be designed for easy cellphone use, and have information presented on it with a sleek and modern appeal.

Further, each of the houses / townhouses will have a utility room that is essentially a data center, providing continuous reporting on energy and water use, including the amount of solar production being created by the home›s systems, as well as individual circuit energy usage.

WEB SITE MENU:

- Available sites
- Floor plans, elevations, fly-throughs
- Prices
- Roomie search
- Features, material choices, cabinets, countertops, fixtures
- Sample documents and purchase agreements
- Mechanical system demonstrations
- Future locations, future cities


THE CO-OWN CO.
URBAN CO-LIVING

OWNER LOG IN:

Owner Coordination:

- Pay fees
- Maintenance request
- Maintenance records
- Trade board, current suggested price info
- Purchase agreement/warranty

Building Information:

- Soil reports
- Civil plans
- Architectural blueprints
- Structural plans
- Mechanical systems
- Landscape plans

Unit Info:

- Solar output
- Smart plugs /control room / HVAC
- Sense energy use data per circuit
- Water use
- Energy comparison to neighboring units

Building Association:

- Insurance info
- Documents
- Budget
- Furniture exchange
- Reserve car
- Infill Brokers link, Co-Own Office Space link

MILESTONES AND METRICS

Milestone	Due Date	Who's Responsible	Details
Money Raised in First Year	December 31,2020	• Jason Lewiston • Dmitrii Zavorotny • Ray Burrasca	The Co-Own Company will raise $10.5M from investors in its first year. This will provide equity for its first projects in the Denver area.
Construction Debt	December 31,2020	• Jason Lewiston • Dmitrii Zavorotny • Ray Burrasca	Construction debt will be obtained through the FHA 213 program, which will become the long term 'blanket loans' for these first set of development projects.
Projects in Secondary Markets	December 31, 2021	• Jason Lewiston • Dmitrii Zavorotny	After successfully launching projects in Denver, starting in its second year, the Company will expand into other cities in different regions, Miami (2022), Palo Alto (2023), Boston (2024) and Ann Arbor (2025), with proven designs in each market.
Second Round of Funding	December 31, 2021	• Jason Lewiston • Dmitrii Zavorotny • Ray Burrasca	The Company will raise up to $50M to fund the equity portion of these second-round projects in the new cities, through a Regulation A+ offering.

Please Note: All financial projections in the Business Plan represent estimates of the Company. They are not guaranteed in any way.

FINANCIALS

Please Note: All financial projections in the Business Plan represent estimates of the Company. They are not guaranteed in any way.

DEVELOPMENT BUDGETS

We have attached a summary development budget and budgets for individual projects for our first year developments in Denver.

There are two single family and two duplex projects (sites to be determined), Holly Street and Monaco Street.

The budgets assume that the Co-Own Company will obtain FHA Section 213 loans through a HUD loan specialist, Mr. Jeffers of Centennial Mortgage.

The 213 loan will serve as both a construction loan and a permanent (40 year) 'blanket' loan on each of the projects. We anticipate that the 213 loans of $21.24M will fund 67% of the costs of $31.57M.

The 213 loans will likely come with a pre-sale requirement of 50% or more, prior to loan closing, which is quite acceptable to us.

The remaining 33% of total costs, $10.334M, will come from investors, paid off by shares purchased by our buyers upon completion of the buildings.

Because some states require buyer deposits to be held in trust, we have budgeted that the entire equity portion of the projects during construction will come from the investment community.

Upon completion of the units and closings, the Co-Own Company will pay back the investor funds and their return.

As the Co-Own Company expands, we expect to open in one additional city yearly, with a similar budget, requiring about $10M in equity for each location. By our second year the Company intends to raise money through a Regulation A+ offering.

OWNERSHIP SHARES

An important feature of our co-ownership is liquidity, specifically that one owner can sell their share of a house / townhouse without affecting the share loans of the other owners.

In other words, under current co-ownership arrangements, if you were to buy a house or townhouse with friends, you would have one mortgage, and a few years later, when one of those friends wanted to move, all parties would have to refinance to a new mortgage, after finding a replacement owner.

Our system avoids that.

An important service of our ownership coordination program is to assist with the transfer from one owner to another. We will collect profiles for potential new owners that existing owners can browse through, similar to 'Roomies' (https://www.roomies.com/).

Our first step will be to help set a suggested price for the sale. To do this, the Company can calculate the amount of the blanket loan that was paid down by the current owner.

Then, we can calculate share appreciation based on local market conditions, using as a basis the amount that home prices have appreciated locally during the ownership period.

Each project can have a running calculation on our website with this information.

We estimate house price growth based on zip code data compiled in the Federal Housing Finance Agency House Price Index. We have calculated a sample 'five-year hold' for shares in each of the projects, attached here.

For Monaco Street, under our assumptions, an original owner would pay $100,000 for a share, plus closing costs, placing $10,000 down and obtaining a share loan for $90,000.

> **Key note: The Company will offer up to $10,000 per share as a 'down payment loan' to buyer. This will be an interest only loan, at 8% annually, payable upon a subsequent sale. The loan shall be secured by an interest in the ownership share, subordinate to the share loan. This eliminates the final barrier for ownership for many Milennials, the down payment.**

Owners will pay several months of charges upon taking ownership, as part of closing costs, as security for the project.

Every month they will pay their portion of the blanket loan on the development, and the carrying costs, along with their share loan payments (and possibly their down payment loan).

By paying down long-term blanket loans each month, the Co-Own Company is essentially creating a 'forced savings account' that other types of homeownership would provide if most Americans did not refinance as often as they did.

Our first year Denver estimates assume a project on Holly Street with 24 bedroom/bath suites, a project on Monaco Street with 72 bedroom/bath suites, two single family houses, with 4 two bedroom/bath suites and two one bedroom/bath suites, and two duplexes, with 6 two bedroom/one bath suites.

We can then rebuild the same designs in future markets, with modifications as needed.

Please Note: All financial projections in the Business Plan represent estimates of the Company. They are not guaranteed in any way.

THE CO-OWN CO.

URBAN CO-LIVING